December 19, 2012

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 5, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

“Contracts we have entered into or may enter into with any third parties…,” page 36

  We note your response to comment 3 from our letter dated November 16, 2012 and your proposed disclosure that a company may only engage in business within its permitted business scope. We also note your statement that if the company’s business falls within a restricted, prohibited or controlled category as established by the PRC government, a PRC court could terminate all contracts relating to such business. Please expand your disclosure, if true, to clearly state that the contracts that may be terminated in such circumstances include the contractual arrangements between Tsingda Education and Tsingda Management, which are the basis for all of your current operations and revenue. In addition, please expand your disclosure to identify any possible penalties you may incur for conducting business outside the scope of Tsingda Education’s license even if such business is not within the restricted, prohibited or controlled categories established by the PRC government.

In the event tutoring or testing preparation services become controlled, restricted or prohibited by the PRC government, Tsingda Education could be deemed as not having the business license necessary to provide such services, and thus any contract of Tsingda Education under which such services are provided could be voided. However, since Tsingda Education does not provide any tutoring and test preparation service pursuant to the VIE Agreements between Tsingda Management and Tsingda Education, such VIE Agreements would not be affected by the fact that the business scope of Tsingda Education does not include tutoring and test preparation.

There is no PRC law or regulation specifying possible penalties for conducing business outside of the approved business license. The previous PRC Company Law which became effective in 1994 (the “1994 Company Law”) and its accompanying Company Registration Regulations provided that a company shall conduct business within its registered business scope, and conducting business outside of the registered business scope will result in a fine of between RMB 10,0000 and RMB 100,0000, and, potentially, revocation of its business license. The new PRC Company Law and its accompanying Company Registration Regulations, which became effective on January 1, 2006 and replaced the 1994 Company Law, deleted these penalties. In addition, there is no specific penalty for conducting business outside of the business scope under state or provincial laws or regulations.

In December 2012, our PRC counsel consulted the Beijing Department of Education and Beijing local SAIC as to the issue of whether online tutoring and test preparation requires any permit from these two government authorities. After such consultation, PRC counsel concluded that the online tutoring and test preparation Tsingda Education is currently engaged in does not require a special permit from the Department of Education or the SAIC.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang